ASML reports first-quarter sales and gross margin in line with guidance Strong Q2 outlook underpinned by 10 nanometer logic ramp ASML 2016 First-Quarter Results Veldhoven, the Netherlands April 20, 2016 Public

Public Slide 2 April 20, 2016 This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expected customer demand in specified market segments including memory, logic and foundry and expected customer demand for particular nodes, expected trends,  expected levels of service sales, systems backlog, expected financial results for the second quarter of 2016, including expected sales, other income, gross margin, R&D and SG&A expenses and effective annualized tax rate, annual revenue opportunity for ASML and EPS potential by end of decade, productivity of our tools and systems performance, TWINSCAN and EUV system performance (such as endurance tests), expected industry trends and business environment, statements with respect to expected system shipments, including the number of EUV systems expected to be shipped and timing of shipments and recognition in revenue and other EUV targets (including availability, productivity and shipments) and roadmaps, shrink being key driver to industry growth, expected industry adoption of EUV, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value, goals for holistic lithography, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking statements

Public Slide 3 April 20, 2016 Agenda • Investor key messages • Business highlights • Business environment • Outlook • EUV highlights • Financial statements

Public Slide 4 April 20, 2016 Investor key messages

Public Slide 5 April 20, 2016 Investor key messages • Shrink is the key industry driver supporting innovation and providing long term industry growth • Moore’s Law will continue and be affordable • Lithography enables affordable shrink and therefore delivers compelling value for our customers • ASML’s strategy of large R&D investments in lithography product roadmaps supports future industry needs • DUV product improvement roadmaps and Holistic Litho enable multi-pass immersion patterning today, with Holistic Litho supporting EUV in the future. These highly differentiated products provide unique value drivers for us and our customers • EUV faces new technology introduction challenges but its adoption is now a matter of WHEN not IF. EUV will continue to enable Moore’s Law and will drive long term value for ASML • ASML models an annual revenue opportunity of €10 billion by 2020 and given the significant leverage in our financial model this will allow a potential tripling of EPS by the end of this decade, compared to calendar year 2014, thereby creating significant value for all stakeholders • We expect to continue to return excess cash to our shareholders through dividends that are stable or growing and regularly timed share buybacks in line with our policy

Public Slide 6 April 20, 2016 Business highlights

Public Slide 7 April 20, 2016 Q1 results summary • Q1 sales in line with our guidance • Net sales of € 1,333 million, 33 litho systems sold, valued at € 856 million, net service and field option sales at € 477 million • Average selling price of € 25.9 million per system • Gross margin of 42.6% • Operating margin of 17.1% • Net bookings of € 835 million • Backlog at € 3,018 million Numbers have been rounded for readers’ convenience

Public Slide 8 April 20, 2016 Sales in Units EUV ArF i ArFdry KrF I-Line 15 2 12 4 EUV ArF i ArFdry KrF I-Line 11 3 20 3 Net system sales breakdown in value Technology ArF Immersion 79% ArF Dry 5% KrF 14% I-line 2% End-Use Memory 42% Foundry 48%IDM 10% Q1’16 total value € 856 million Q4’15 total value € 881 million ArF Immersion 72% ArF Dry 3% KrF 23% I-line 2% Memory 44% Foundry 44% IDM 12% Numbers have been rounded for readers’ convenience USA 13% Korea 36% Taiwan 31% China 10% Japan 9% Europe 1% Region (ship to location) USA 10% Korea 27%Taiwan 20% China 35% Japan 7% Rest of Asia 1%

Public Slide 9 April 20, 2016 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 N et Sa le s 2011 2012 2013 2014 2015 2016 1,452 1,252 892 1,397 1,650 1,333 1,529 1,228 1,187 1,644 1,654 1,459 1,229 1,318 1,322 1,549 1,211 5,651 1,023 4,732 1,848 5,245 1,494 1,434 6,287 Total net sales million € by quarter Q4 Q3 Q2 Q1 Numbers have been rounded for readers’ convenience 1,333 YTD 5,856

Public Slide 10 April 20, 2016 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 N et Sa le s 2011 2012 2013 2014 2015 2016 2,184 935 1,489 2,225 2,115 357 844 588 440 831 514 90 1,856 2,279 2,064 1,186 1,608 409 767 5,651 930 4,732 1,252 5,245 1,614 5,856 2,050 6,287 477 Total net sales million € by End-use 1,333 YTD Service & Options Foundry IDM Memory Numbers have been rounded for readers’ convenience

Public Slide 11 April 20, 2016 Bookings activity by sector Q1’16 total value € 835 million New systems Used systems Units 24 6 Value M€ 802 33 New systems Used systems Units 39 5 Value M€ 1,174 10 Q4’15 total value € 1,184 million Memory 14% Foundry 67% IDM 19% Memory 47% Foundry 52% IDM 1% Numbers have been rounded for readers’ convenience

Public Slide 12 April 20, 2016 System backlog in value Technology EUV 24% ArF Immersion 61% ArF Dry 3% KrF 10% I-line 2% Region (ship to location) USA 39% Korea 20% Taiwan 26% China 8% Rest of Asia 4% Europe 3% End-Use Memory 24% Foundry 41% IDM 35% Q1’16 total value € 3,018 million Q4’15 total value € 3,184 million EUV 23% ArF Immersion 61% ArF Dry 5% KrF 10% I-line 1% Memory 31% Foundry 37% IDM 32% USA 34% Korea 29% Taiwan 16% China 16% Japan 1% Rest of Asia 3% Europe 1% New systems Used systems Units 64 12 Value M€ 2,975 43 New systems Used systems Units 68 11 Value M€ 3,149 35 Numbers have been rounded for readers’ convenience

Public Slide 13 April 20, 2016 Capital return to shareholders • Purchased € 223 million worth of our own shares in 2016, through April 3 • Proposed dividend increase to € 1.05 per ordinary share pending approval at the Annual General Meeting of Shareholders on April 29, 2016 Dividend history 1.2 1.0 0.8 0.6 0.4 0.2 0.0 D iv id en d (e ur o) 2008 2009 2010 2011 2012 2013 2014 2015 0.20 0.20 0.40 0.46 0.53 0.61 0.70 1.05 Cumulative capital return 8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 € m illi on 2008 2009 2010 2011 2012 2013 2014 2015 2016 Dividend Share buyback The dividend for a year is paid in the subsequent year Numbers have been rounded for readers’ convenience proposed YTD

Public Slide 14 April 20, 2016 Business environment

Public Slide 15 April 20, 2016 • 2x nm DRAM node progressing, 1x nm node initial production starting • Planar NAND shrink continues • 3D NAND technology ramping • X-Point initial production expected to start this year • Multiple new foundries fabs accepting equipment in 2016 • Continued demand for litho tools for several nodes • Tool shipments continue for 28 nm and 16/14 nm nodes • 10 nm foundry and MPU significant volume ramp starting in Q2 2016 • High demand for service and field options continues to be driven by Holistic Litho, growing installed base and upgrade products which allows for improved process control and capital efficiency Business environment Service & field options Memory Logic

Public Slide 16 April 20, 2016 Outlook

Public Slide 17 April 20, 2016 Outlook • Q2 net sales approximately € 1.7 billion ◦ Including about € 110 million on two NXE:3350B sales • Gross margin around 42% ◦ Initial low profitability on early EUV systems and partial EUV revenue recognition at full cost together have a negative 5 percentage point impact on gross margin • R&D costs of about € 270 million • SG&A costs of about € 90 million • Other income (Customer Co-Investment Program) of about € 23 million • Effective annualized tax rate around 12% • Our guidance for second-quarter: Numbers have been rounded for readers’ convenience

Public Slide 18 April 20, 2016 EUV highlights

Public Slide 19 April 20, 2016 EUV 2016 targets and achievements • More than 1000 wafers per day exposed on NXE:3300B at customer sites, further improved to more than 1350 wafers per day on NXE:3350B at ASML • A manufacturing readiness test at a customer site on a NXE:3300B averaged 800 wafers per day over two weeks • Three customer systems achieved a four-week average availability of more than 80% • While overall average availability has increased, consistency still needs to be further improved • One NXE:3350B system shipped in Q1 Productivity - Target: 1500 wafers per day Availability - Target: 80% NXE shipments: 6-7

Public Slide 20 April 20, 2016 Financial statements

Public Slide 21 April 20, 2016 Consolidated statements of operations M€ Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Net sales 1,650 1,654 1,549 1,434 1,333 Gross profit 779 754 703 660 568 Gross margin % 47.2% 45.6% 45.4% 46.0% 42.6% Other income* 21 21 21 21 23 R&D costs (261) (267) (267) (273) (275) SG&A costs (82) (88) (86) (90) (89) Income from operations 456 419 372 318 228 Operating income % 27.6% 25.3% 24.0% 22.2% 17.1% Net income 403 370 322 292 198 Net income as a % of net sales 24.4% 22.4% 20.8% 20.4% 14.9% Earnings per share (basic) € 0.93 0.86 0.75 0.68 0.46 Earnings per share (diluted) € 0.93 0.85 0.75 0.68 0.46 Litho units sold 47 41 44 37 33 ASP new litho systems 30.8 32.5 24.2 26.9 29.5 Net booking value 1,028 1,523 904 1,184 835 * Customer Co-Investment Program (CCIP) Numbers have been rounded for readers’ convenience

Public Slide 22 April 20, 2016 Cash flows M€ Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Net income 403 370 322 292 198 Net cash provided by (used in) operating activities 337 284 420 985 (6) Net cash provided by (used in) investing activities 124 (107) (99) (1,078) (183) Net cash provided by (used in) financing activities (112) (458) (133) (131) (204) Net increase (decrease) in cash & cash equivalents 359 (284) 186 (222) (395) Free cash flow* 250 205 333 864 (65) * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements Numbers have been rounded for readers’ convenience

Public Slide 23 April 20, 2016 Balance sheets M€ Assets Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Cash & cash equivalents and short-term investments 2,838 2,520 2,681 3,409 3,138 Net accounts receivable and finance receivables 1,510 1,589 1,593 1,208 1,302 Inventories, net 2,607 2,592 2,537 2,574 2,750 Other assets 929 871 846 940 987 Tax assets 299 264 203 181 143 Goodwill 2,611 2,569 2,574 2,624 2,538 Other intangible assets 774 751 739 738 706 Property, plant and equipment 1,523 1,519 1,533 1,621 1,580 Total assets 13,091 12,675 12,706 13,295 13,144 Liabilities and shareholders' equity Current liabilities 3,194 2,854 2,711 3,107 3,248 Non-current liabilities 1,820 1,859 1,850 1,799 1,593 Shareholders' equity 8,077 7,962 8,145 8,389 8,303 Total liabilities and shareholders' equity 13,091 12,675 12,706 13,295 13,144 As of January 1, 2016 ASML early adopted the amendment to ASC 740 “Income taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets are classified as non-current in the consolidated balance sheets. The comparative figures have not been adjusted to reflect this change in accounting policy. Numbers have been rounded for readers’ convenience